SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November 2017

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding Completion of Simplified Absorption-Type Company Split with ORIX Credit Corporation (Update on Previously Disclosed Matter)”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 1, 2017	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Announcement Regarding Completion of Simplified Absorption-Type Company Split with

ORIX Credit Corporation (Update on Previously Disclosed Matter)

TOKYO, Japan – November 1, 2017 – ORIX Corporation (TSE: 8591; NYSE: IX, “ORIX”) hereby announces that it has completed the transfer of part of its business to ORIX Credit Corporation(“OCC”) pursuant to a simplified absorption-type company split with ORIX being the splitting company and OCC being the succeeding company as of today as announced in the “Announcement Regarding Simplified Absorption-Type Company Split with ORIX Credit Corporation” dated July 24, 2017.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 36 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2016 - March 31, 2017